UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                              DELCATH SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    24661P104
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                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors LLC                      Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      24661P104
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Robert Ladd
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:           1,958,991*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      1,958,991*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,958,991*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):      10.0%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):      IN
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*  Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"), is the record holder of 1,958,991 shares of the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc. (the "Company"). Robert Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of April 27, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 1,958,991 Shares, or 10.0% of the Shares deemed issued and outstanding as of that date.

Item 4.   Purpose of Transaction.
          ----------------------


          Item 4 is hereby amended by adding the following after the sixth paragraph thereof:

          On April 27, 2006, Mr. Ladd, on behalf of Laddcap, the record holder of more than ten percent (10%) of the Company's issued and outstanding Shares, sent a letter to each member of the Company's Board of Directors (the "Board") and to the Company's President and Chief Executive Officer, Mr. M.S. Koly. The letter demands that the Company's President immediately call a special meeting of the stockholders pursuant to Section 7 of Article Sixth of the Company's Certificate of Incorporation and Article I, Section 2 of the Company's By-laws.

          The first purpose of this special meeting would be to permit the Company's stockholders to vote on a precatory stockholder proposal that the poison pill should be eliminated. Specifically, the letter requests the Company's Board to (i) rescind immediately the Company's poison pill and (ii) take the immediate steps necessary so that no future poison pill can be adopted without stockholder approval.

          The second purpose of this special meeting would be to permit the Company's stockholders to vote on a proposal to add Article X to the Company's By-laws, which shall read as follows:

                    The term of office of an officer of the corporation shall terminate immediately upon the affirmative vote, at any meeting of stockholders of the corporation, of a majority of the shares of stock of the corporation entitled to vote and represented at the meeting.

          The third purpose of this special meeting would be to permit the Company's stockholders to vote on a proposal that the term of office of the current President and Chief Executive Officer, Mr. Koly, shall terminate immediately.

          A copy of Mr.  Ladd's  April  27,  2006  letter  is  attached  to this
Schedule 13D, as amended as an exhibit pursuant to Item 7 hereof.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Notice of Annual Meeting of Stockholders on Form 14A, as filed with the Securities and Exchange Commission on April 24, 2006, there were 19,541,674 Shares issued and outstanding as of April 17, 2006. As of April 27, 2006, Laddcap is the holder of 1,958,991 Shares. Robert Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of April 27, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 1,958,991 Shares, or 10.0% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions in Shares by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were purchases effected in an ordinary brokerage transaction) during the sixty days on or prior to April 27, 2006:



       Date                Quantity of Shares          Price per Share
       ----                ------------------          ---------------
   March 14, 2006                20,000                 $        4.10
   March 15, 2006                48,500                 $        4.23
   March 15, 2006                 1,000                 $        4.35
   March 15, 2006                   200                 $        4.37
   March 15, 2006                 5,800                 $        4.38
   March 15, 2006                 2,000                 $        4.39
   March 15, 2006                12,000                 $        4.40
   March 15, 2006                15,000                 $        4.43
   March 16, 2006                10,000                 $        4.28
   March 17, 2006                 1,000                 $        4.38
   March 17, 2006                 1,500                 $        4.39
   March 17, 2006                 3,475                 $        4.40
   March 17, 2006                 4,500                 $        4.41
   March 17, 2006                 1,000                 $        4.42
   March 20, 2006                 5,950                 $        4.35
   March 20, 2006                   100                 $        4.39
   March 20, 2006                   475                 $        4.40
   March 20, 2006                 1,000                 $        4.41
   March 23, 2006                   500                 $        4.31
   March 23, 2006                   500                 $        4.32
   March 29, 2006                 1,300                 $        4.40
   March 29, 2006                   600                 $        4.41
   March 29, 2006                   600                 $        4.43
   March 29, 2006                   700                 $        4.44
   March 29, 2006                12,100                 $        4.53
   March 30, 2006                   700                 $        4.33
   March 30, 2006                   700                 $        4.35
   April 3, 2006                  2,000                 $        4.48
   April 3, 2006                    100                 $        4.51
   April 3, 2006                    100                 $        4.52
   April 3, 2006                  1,000                 $        4.54
   April 3, 2006                    100                 $        4.55
   April 3, 2006                 12,000                 $        4.56
   April 3, 2006                    100                 $        4.57
   April 3, 2006                  4,200                 $        4.58
   April 3, 2006                  1,400                 $        4.59
   April 3, 2006                 10,600                 $        4.60
   April 5, 2006                 35,000                 $        4.35
   April 6, 2006                  1,000                 $        3.91
   April 6, 2006                  2,000                 $        3.92
   April 6, 2006                  1,000                 $        3.97
   April 6, 2006                  1,000                 $        3.98

   April 17, 2006                22,000                 $        3.82
   April 21, 2006                 4,461                 $        4.25
   April 21, 2006                   930                 $        4.29
   April 21, 2006                   300                 $        4.30
   April 21, 2006                   200                 $        4.31
   April 21, 2006                 1,000                 $        4.45


          Except as set forth above, there were no other transactions in Shares or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof during the sixty days on or prior to April 27, 2006.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          7.1 Letter dated April 27, 2006 from Mr. Ladd, on behalf of Laddcap, to each member of the Company's Board and to the Company's President and Chief Executive Officer, Mr. Koly.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   April 28, 2006


                                   /s/ Robert Ladd
                                   ------------------------------------
                                   Robert Ladd, in his  capacity as the
                                   managing  member  of  Laddcap  Value
                                   Associates LLC, the general  partner
                                   of Laddcap Value Partners LP


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   Exhibit 7.1
                                   -----------


                     [Laddcap Value Partners LP Letterhead]


April 27, 2006

Mr. M.S. Koly, President and Director
Dr. Samuel Herschkowitz, Chairman of the Board
Mr. Mark A. Corigliano, Director
Mr. Daniel L. Isdaner, Director
Mr. Victor Nevins, Director
c/o Delcath Systems, Inc.
1100 Summer Street, Third Floor
Stamford, Connecticut 06905

Dear Messrs. Koly, Corigliano, Isdaner, Nevins, and Dr. Herschkowitz:

     Laddcap Value Partners LP ("Laddcap") is Delcath Systems, Inc.'s ("Delcath") largest stockholder, owning more than ten percent (10%) of Delcath's outstanding common stock. Delcath's Board of Directors (the "Board") and management are already aware that we are profoundly disappointed with the actions and inactions of Delcath's management and Board in continuing to chart a course away from its primary obligation to enhance stockholder value. We believe that Delcath's management and Board have violated and continue to violate their fiduciary obligations by, among other things, implementing and continuing to maintain certain policies that simply serve to entrench management and the Board and place management's and the Board's interests above the interests of Delcath's stockholders. We believe that Delcath's low enterprise value is reflective of management's and the Board's self-serving policies.

     Delcath's Board continues to maintain policies that were never approved by the current stockholders. These policies include, but are not limited to, a staggered Board, change of control payments for directors, the right of the Board to issue shares of preferred stock without stockholder approval, supermajority voting provisions to amend Delcath's By-laws and Certificate of Incorporation, and a poison pill. If Delcath's management and Board were truly seeking to enhance shareholder value, there would be no need for these policies.

     In order for shareholder value to be immediately increased, we believe that Delcath must rescind its poison pill. To that end, this letter is a demand by a more than ten percent (10%) stockholder, upon Mr. M.S. Koly, Delcath's President and Chief Executive Officer, to immediately call a special meeting of the stockholders pursuant to Section 7 of Article Sixth of Delcath's Certificate of Incorporation and Article I, Section 2 of Delcath's By-laws.

     The first purpose of this special meeting is to permit Delcath's stockholders to vote on a precatory stockholder proposal that the poison pill should be eliminated. Specifically, this proposal requests Delcath's Board to
(i) rescind immediately Delcath's poison pill (i.e. the Rights Agreement dated October 30, 2001, implemented by the Board without stockholder approval), and

(ii) take the immediate steps necessary so that no future poison pill can be adopted without stockholder approval.

     Laddcap urges Delcath's Board to promptly and properly restore value to its stockholders by permitting Delcath's stockholders to recommend at the special stockholders meeting whether or not they wish the poison pill to remain in effect, and by the Board ultimately following the wishes of the stockholders to whom the Board answers.

     The second purpose of this special meeting is to permit Delcath's stockholders to vote on a proposal to add Article X to Delcath's By-laws, which shall read as follows:

               The term of office of an officer of the corporation shall terminate immediately upon the affirmative vote, at any meeting of stockholders of the corporation, of a majority of the shares of stock of the corporation entitled to vote and represented at the meeting.

     The third purpose of this special meeting is to permit Delcath's stockholders to vote on a proposal that the term of office of the current President and Chief Executive Officer, Mr. M.S. Koly, shall terminate immediately.

     As Delcath's largest stockholder, we care deeply about the performance and future prospects of Delcath. We look forward to management and the Board responding appropriately to ensure management and the Board satisfy their fiduciary duties by putting the interests of the stockholders above their own.

     Lastly, we are aware that Delcath maintains a policy that correspondence sent to a Delcath director is first reviewed by Mr. Koly who then decides if the correspondence shall be forwarded to the Delcath director to whom the correspondence is addressed. We hereby demand that this letter be delivered directly to the directors to whom it is addressed.

     We look forward to your prompt and stockholder friendly response.

LADDCAP VALUE PARTNERS LP


By:/s/ Robert Ladd
   ------------------------------
   Robert Ladd,  in  his capacity
   as  the  managing  member   of
   Laddcap  Value Associates LLC,
   the general partner of Laddcap
   Value Partners LP

   cc:       Robert G. Minion, Esq.
             Jeffrey M. Shapiro, Esq.
             Thomas S. Levato, Esq.
             Richard Bernstein, Esq.
             William J. Haubert, Esq.
             Lisa S. Schmidt, Esq.